SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

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Name:    PIMCO Energy and Tactical Credit Opportunities Fund

Address of Principal Business Office:

c/o Pacific Investment Management Company LLC

1633 Broadway

New York, New York 10019

Telephone Number: (844) 312- 2113

Name and address of agent for service of process:

Joshua D. Ratner

c/o Pacific Investment Management Company LLC

1633 Broadway

New York, New York 10019

With copies to:

David C. Sullivan

Ropes & Gray LLP

800 Boylston St.

Boston, MA 02199

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes [X]                                 No [  ]

SIGNATURES

A copy of the Agreement and Declaration of Trust of PIMCO Energy and Tactical Credit Opportunities Fund is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trust by an officer or Trustee of the Trust in his or her capacity as an officer or Trustee of the Trust and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers, or shareholders individually but are binding only upon the assets and property of the Trust.

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of New York and the State of New York on the 26th day of October, 2018.

PIMCO Energy and Tactical Credit Opportunities Fund

Attest:	/s/ Joshua D. Ratner	By:	/s/ Peter G. Strelow
	Name: Joshua D. Ratner	Name: Peter G. Strelow
	Title: Vice President, Secretary and Chief Legal Officer	Title: President